# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Integra Resources Corp., CIK 0001722387
CUSIP: 45826T301
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1050 - 400 BURRARD STREET, VANCOUVER, British Columbia Canada (A1), V6C 3A6
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-23-000707
Filed by CIK 0000938552

## Reporting persons
- Equinox Partners Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,190,139; sole dispositive power 0; shared dispositive power 9,190,139; aggregate amount beneficially owned 9,190,139 (5.4% of the class)
  Comment: Includes 4,699,415 common shares, no par value (the "Common Shares") of Integra Resources Corp. (the "Issuer") held in one or more client accounts over which Equinox Partners Investment Management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox Partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).
- Equinox Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,629,124; sole dispositive power 0; shared dispositive power 3,629,124; aggregate amount beneficially owned 3,629,124 (2.1% of the class)
- Mason Hill Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 466,549; sole dispositive power 0; shared dispositive power 466,549; aggregate amount beneficially owned 466,549 (0.3% of the class)
- Equinox Partners Precious Metals Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 395,051; sole dispositive power 0; shared dispositive power 395,051; aggregate amount beneficially owned 395,051 (0.2% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 9,190,139; sole dispositive power 0; shared dispositive power 9,190,139; aggregate amount beneficially owned 9,190,139 (5.4% of the class)
  Comment: See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).

## Item 1. Issuer
Name of issuer: Integra Resources Corp.
Address of issuer's principal executive offices: 1050 - 400 BURRARD STREET, VANCOUVER, British Columbia, Canada, V6C 3A6

## Item 2. Person Filing
Name of person filing:
The names of the persons jointly filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
Equinox Partners Investment Management LLC, a Delaware limited liability company ("EPIM").
Equinox Partners, L.P., a Delaware limited partnership ("Equinox Partners").
Mason Hill Partners, LP, a Delaware limited partnership ("Mason Hill Partners").
Equinox Partners Precious Metals Master Fund, L.P., a Bermuda limited partnership ("Equinox Partners Precious Metals Master Fund").
Sean M. Fieler, a United States Citizen ("Mr. Fieler").
EPIM's principal business is serving as an investment advisor to certain private investment funds, including Equinox Partners, Mason Hill Partners, Equinox Partners Precious Metals Master Fund and other client accounts.
Each of Equinox Partners, Mason Hill Partners, and Equinox Partners Precious Metals Master Fund is a private investment fund.
Mr. Fieler owns a controlling interest in, and is the managing member of, EPIM.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is Three Stamford Plaza, 301 Tresser Blvd, 13th Fl., Stamford, CT 06901.
Citizenship: Each of EPIM, Equinox Partners, and Mason Hill Partners is organized under the laws of the State of Delaware. Equinox Partners Precious Metals Master Fund is organized under the laws of Bermuda. Mr. Fieler is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of EPIM and Mr. Fieler may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners, Mason Hill Partners and Equinox Partners Precious Metals Master Fund directly beneficially owns. Each of Mason Hill and Mr. Fieler disclaims beneficial ownership of such Common Shares for all other purposes.
EPIM acts as an investment advisor to certain client accounts and, by virtue of investment management agreements with these clients, has voting and dispositive power over the Common Shares held in such client accounts. Mr. Fieler is the managing member of, and owns a controlling interest in, EPIM. The filing of this statement should not be deemed an admission that EPIM or Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client accounts.
(i) EPIM beneficially owns 9,190,139 Common Shares.
(ii) Equinox Partners beneficially owns 3,629,124 Common Shares.
(iii) Mason Hill Partners beneficially owns 466,549 Common Shares.
(iv) Equinox Partners Precious Metals Master Fund beneficially owns 395,051 Common Shares.
(v) Mr. Fieler beneficially owns 9,190,139 Common Shares.
(vi) Collectively, the Reporting Persons beneficially own 9,190,139 Common Shares.
Percent of class:
The following percentages are based on 168,711,290 Common Shares outstanding as of January 24, 2025 as per the issuer's website.
(i) EPIM's beneficial ownership of 9,190,139 Common Shares represents approximately 5.4% of the outstanding Common Shares.
(ii) Equinox Partners' beneficial ownership of 3,629,124 Common Shares represents approximately 2.1% of the outstanding Common Shares.
(iii) Mason Hill Partners' beneficial ownership of 466,549 Common Shares represents less than 1% of the outstanding Common Shares.
(iv) Equinox Partners Precious Metals Master Fund's beneficial ownership of 395,051 Common Shares represents less than 1% of the outstanding Common Shares.
(v) Mr. Fieler's beneficial ownership of 9,190,139 Common Shares represents approximately 5.4% of the outstanding Common Shares.
(vi) Collectively, the Reporting Persons' beneficial ownership of 9,190,139 Common Shares represents approximately 5.4% of the outstanding Common Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on August 23, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Sean M. Fieler, Manager (02/14/2025)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the investment manager of Equinox Partners, L.P. (02/14/2025)
- Mason Hill Partners, LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the investment manager of Mason Hill Partners, LP (02/14/2025)
- Equinox Partners Precious Metals Master Fund, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the investment manager of Equinox Precious Metals Master Fund, L.P. (02/14/2025)
- Sean M. Fieler: /s/ Sean M. Fieler, Sean M. Fieler (02/14/2025)